

Mail Room 3030

September 15, 2015

<u>Via E-mail</u>
Xingxue Tong
Chief Executive Officer
LDK Solar CO., Ltd.
High-Tech Industrial Park, Xinyu City
Jiangxi Province 338032, People's Republic of China

> **Re: LDK Solar CO., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed August 28, 2015**
> **File No. 333-205446**

Dear Mr. Tong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2015 letter.

<u>Selling Securityholders, page 29</u>

1. We note your response to prior comment 3; however, please provide your analysis of how you are able to omit the names of selling security-holders, including applicable authority on which you rely.

<u>Exhibit 5.2</u>

2. We note your response to prior comment 16; however, please limit your remaining assumption regarding the "truth and accuracy of all matters set forth in all documents" to factual matters.

Exhibit 8.2

3.   We note your response to prior comment 21; please describe the degree of uncertainty in the opinion and give a "should" or "more likely than not" opinion. In this regard, we note that you continue to disclose what the tax consequences "may" be and what the tax consequences would be "if" specified circumstances exist. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19 (October 14, 2011).

4.   We note your response to prior comment 11; please revise the opinion to remove the limitation on reliance remaining in the third paragraph on page 2 of this exhibit.

        Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Timothy Li, Esq.
        Sidley Austin LLP